15423 - 131 Avenue, Edmonton, AB T5V 0A4
Ph: 780-413-4296 Fax: 780-413-4297




06014005

May 26, 2006

VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2006
WASH. DC
152
SECTION

Re: XS Cargo Income Fund
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34949

Dear Sirs/Mesdames:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of XS Cargo Income Fund's (the "Company"):

1. Distributions press release dated May 17, 2006.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter.

Yours truly,

PROCESSED
JUN 0 2 2006

Wade Grabeldinger, CA
Corporate Governance and Reporting Manager
XS Cargo Income Fund

Enclosures

File No. 82-34947

NEWS RELEASE **MAY 17, 2006**

XS CARGO INCOME FUND ANNOUNCES MAY CASH DISTRIBUTION

Edmonton, Alberta - XS Cargo Income Fund (the "Fund") (TSX: "XSC.UN") announced today a cash distribution of $0.103125 per trust unit for the month of May, 2006. The distribution will be paid on June 15, 2006 to holders of record of trust units on May 31, 2006.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, a 51% interest in XS Cargo Limited Partnership ("XS Cargo LP"). XS Cargo LP is one of the largest broadline closeout retailers in Canada with 29 stores in the provinces of Alberta, British Columbia, Saskatchewan, Manitoba and Ontario. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "XSC.UN".

Additional information about XS Cargo Income Fund is available at www.sedar.com and the Fund's website at www.xscargo.com.

For further information, please contact:

Jeff Rootman
Vice-President, Finance and Chief Financial Officer,
XS Cargo Income Fund
(780) 732-2112